Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

January 22, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust
Form 10‑Q for the Quarter Ended September 30, 2013 File No. 001-11954

Dear Mr. Gordon:

         Please find herein our response to your letter, dated January 8, 2014 on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen W. Theriot, Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filing with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-Q for the quarter ended September 30, 2013

LNR Property LLC (“LNR”), page 14

  We note your response to our previous comment, and that you ceased accounting for your investment in LNR under the equity method rather than recording your income with an offsetting impairment.  In your next amendment, please revise your accounting for this investment to recognize all income under the equity method in accordance with GAAP, and record impairments or loss on sale as necessary.  To the extent you believe you should cease equity method accounting for your investment in LNR on January 23, 2013 rather than the date of the sale of your investment, please provide a detailed analysis of your determination, referring to the specific language in the purchase agreement and the accounting literature that led you to this determination.  Please note, cessation of dividends and/or distributions does not lead to a cessation in equity method accounting.  Please revise your financial statement footnote disclosure to include a table detailing your beginning and ending investment in LNR, your equity in earnings of LNR, your impairment or loss on sale and your sales proceeds for each quarter during 2013.

 Response:

  In response to the Staff’s comment, the Company will include in the footnotes to its consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), the disclosure set forth below with respect to its investment in LNR.  The Company notes for the information of the Staff that it will also include in such disclosures, the disclosures required pursuant to Rule 4-08(g) of Regulation S-X with respect to LNR.

In January 2013, we and the other equity holders of LNR entered into a definitive agreement to sell LNR for $1.053 billion, of which our share of the net proceeds was $240.5 million.  The definitive agreement provided that LNR would not (i) make any cash distributions to the equity holders, including us, through the completion of the sale, which occurred on April 19, 2013, and (ii) take any of the following actions (among others) without the purchaser’s approval, the lending or advancing of any money, the acquisition of assets in excess of specified amounts, or the issuance of equity interests.  Notwithstanding the terms of the definitive agreement, in accordance with GAAP, we recorded our pro rata share of LNR’s earnings through the date of sale, which increased our investment in LNR above our share of the net sales proceeds and resulted in us recognizing an other than temporary impairment loss on our investment during 2013.  The following table summarizes the activity related to our investment in LNR by quarter for the year ended December 31, 2013.

`
	For the Three Months Ended		For the Year Ended
	March 31	June 30,	December 31,
	2013	2013	2013

Balance at beginning of period	$224,724	$241,377	$224,724
Equity in earnings of LNR	45,962	10,775	56,737
Other comprehensive loss	(2,078)	(903)	(2,981)
Balance before impairment loss	268,608	251,249	278,480
Other than temporary impairment loss	(27,231)	(10,775)	(38,006)
Net sales proceeds	-	(240,474)	(240,474)
Balance at end of period	$241,377	$-	$-

  Please include a discussion of the reasons for your sale of LNR at an amount significantly less than your unimpaired equity method investment in Management’s Discussion and Analysis.

Response:

  In its Form 10-K, the Company will include in Management’s Discussion and Analysis, the following disclosure:

On January 23, 2013, we and the other equity holders of LNR entered into a definitive agreement to sell LNR for $1.053 billion, of which our 26.2% share was $275,900,000.  The sale was the result of a competitive bidding process that we believe resulted in a sale price that represented the fair value of our investment in LNR.  The sale was consummated on April 19, 2013, and we received net proceeds after transaction and closing costs of $240,474,000.  In accordance with GAAP, we recognized our share of LNR’s earnings through the closing date, which caused the carrying amount of our investment in LNR, subsequent to the January 2013 sale agreement, to exceed the net proceeds we expected to receive at closing.  Accordingly, we recognized an other than temporary impairment loss of $27,231,000 in the three months ended March 31, 2013 and $10,775,000 in the three months ended June 30, 2013.  Substantially all of the impairment losses resulted from closing and other costs incurred in this transaction.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Stephen W. Theriot, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric McPhee (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Steven Roth Joseph Macnow Stephen W. Theriot (Vornado Realty Trust)

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